Exhibit 21.1

Jurisdiction in
Name	which organized
Navigators Insurance Company	New York
Navigators Specialty Insurance Company	New York
Navigators Management Company, Inc.	New York
Navigators Management (UK) Ltd.	United Kingdom
Navigators Corporate Underwriters Ltd.	United Kingdom
Navigators Holdings (UK) Ltd.	United Kingdom
Navigators Underwriting Agency Ltd.	United Kingdom
Millennium Underwriting Ltd.	United Kingdom
Navigators Underwriting Limited	United Kingdom
Navigators N.V.	Belgium
NUAL AB	Sweden
Navigators A/S	Denmark